

October 5, 2012

Via E-mail
Joseph E. (Jeff) Consolino
President and Chief Financial Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

      Re: **Validus Holdings, Ltd.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 17, 2012
              File No. 001-33606

Dear Mr. Consolino:

We have reviewed your October 1, 2012 response to our September 24, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserve for Losses and Loss Expenses, page 62

1. Please refer to your response to comment 1. We understand that the reserve for potential development is not directly linked in isolation to any one significant notable event. We note your statement in the response that each of the 2010 and 2011 notable loss events continue to have reserve balances which are still outstanding. However, it is not clear whether RDE is still outstanding for each of these events. As previously requested, please revise your proposed disclosure to expand footnote 2 to the roll forward of the reserve for potential development to clarify which notable events are included in the reserve for potential development as of December 31, 2011. For example, clarify which 2010 and 2011 notable loss events are still outstanding as of December 31, 2011.

2. Please refer to your response to comment 2. Please address the following related to your proposed disclosures to be included in future periodic reports:

- Please separately disclose in your table of notable loss events your most significant notable loss events in addition to any notable loss events to which allocations have been made from the RDE. For example, please include the Gryphon Alpha Mooring, the Cat 46 tornado, the Cat 48 tornado and the Brisbane floods. Please remove Cyclone Yasi from the table of notable loss events since this was not a notable event on a consolidated basis. In addition, please disclose, either in an introductory paragraph or in a footnote to the roll forward of notable loss events, the criteria used for the notable loss events that were shown separately in the table.
- Please revise your proposed disclosure to include the dollar amount of the thresholds for determining notable loss events.
- Your disclosures state that the RDE is an explicit reserve for potential development on notable loss events and that it is expected that the RDE will be allocated to specific notable loss events. Therefore it is not clear why the allocation to Cyclone Yasi from the 2011 RDE was appropriate since it was not a notable loss event in the year the RDE was set up and based on your roll forward of RDE it does not appear as though Cyclone Yasi was an event included in the 2011 RDE balance. Please explain why this allocation was appropriate.
- Since you state in the response that the Cyclone Yasi event remains below the threshold for consolidated notable loss disclosure, please clarify how this event will be disclosed in future filings.
- Please disclose that when a notable event has an adverse development, you first allocate the amount from the RDE to the extent that there is RDE remaining from that accident year and then record adverse development for the remaining amount.
- Please confirm that you will include the following from your response in your revised disclosure, "To the extent that there are continued complexity and volatility factors relating to notable loss events in the aggregate, additions to the RDE may be established for a specific accident year, as illustrated in the RDE roll-forward table." Please provide proposed disclosure to be included in the footnotes to the roll forward of the reserve for potential development to clarify which 2011 notable events were included in the additions to the reserve for potential development in 2012 and the specific reasons that additions to the RDE were recorded.

Notes to Consolidated Financial Statements
23. Statutory and Regulatory Requirements, page F-66

3. Please refer to your response to comment 3. Please address the following:
- Regarding the third bullet, your response addresses the restrictions on the payment of dividends by the subsidiaries to the Company rather than the payment of dividends by Validus Holdings, Ltd. to its stockholders. Please expand your proposed disclosure to be included in future filings to disclose the amount of

retained earnings that is restricted or free of restriction for the payment of dividends by Validus, Holdings Ltd. to its stockholders.

- Regarding the fourth bullet, your proposed disclosure of the amount available from the subsidiaries to dividend to Validus Holdings, Ltd., subject to BMA approval, does not appear to fully address the objective underlying rule 4-08(e)(3)(ii) of Regulation S-X. Please revise your proposed disclosure to disclose the amounts that are available from the subsidiaries for distribution as dividend payments to Validus Holdings, Ltd. without approval of the BMA, and to clarify whether there are any other sources of funds available for transfers to Validus Holdings, Ltd. from any of its subsidiaries.

- Regarding the fifth bullet, please confirm that the disclosure requirements in ASC 944-505-50-6 are not applicable.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant